SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1.	Summary of 2024 First Quarter Business Report
2.	Exhibit 99.1 Woori Financial Group Review Report for 2024 1Q (Consolidated)
3.	Exhibit 99.2 Woori Financial Group Review Report for 2024 1Q (Separate)

Summary of 2024 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2024 1Q	2023	2022
Operating income	1,151	3,499	4,431
Non-operating income (expense)	(7)	18	55
Income from continuing operations before income tax	1,144	3,517	4,485
Income tax expense from continuing operations (-)	305	891	1,161
Net income	839	2,627	3,324
Controlling Interest	824	2,506	3,142
Non-controlling Interest	15	121	182

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Classification	Funding Source	2024 1Q			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	342,591,648	2.93	70.27	324,824,465	2.83	68.98	313,019,768	1.45	68.21
	Borrowings	28,426,353	4.41	5.83	28,052,983	4.02	5.96	27,296,742	1.99	5.95
	Debentures	41,467,481	4.16	8.51	42,458,653	3.55	9.02	45,945,392	2.26	10.01
	Others	41,327,579	—	8.48	42,829,998	—	9.09	42,537,152	—	9.27
	Total Liabilities	453,813,061	—	93.09	438,166,099	—	93.05	428,799,054	—	93.44

	Total Equity	33,660,917	—	6.91	32,708,219	—	6.95	30,082,662	—	6.56

	Total Liabilities & Equity	487,473,978	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Type	Managed Item	2024 1Q			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	18,684,512	3.59	3.83	16,692,268	3.26	3.54	16,097,533	1.52	3.51
	Marketable securities	77,289,683	2.33	15.86	75,522,522	3.61	16.04	68,661,882	1.50	14.96
	Loans	349,287,695	5.10	71.65	334,205,508	5.08	70.98	326,710,683	3.73	71.20
	Loans in local currency	300,538,075	4.84	61.65	287,312,990	4.84	61.02	280,414,033	3.53	61.12
	Loans in foreign Currency	32,394,453	6.67	6.65	31,215,114	6.64	6.63	30,916,107	4.54	6.74
	Guarantee payments	6,920	3.89	0.00	14,567	2.28	0.00	21,260	2.67	0.00
	Credit card receivables	12,143,900	6.93	2.49	11,215,186	6.85	2.38	10,026,037	7.24	2.18
	Foreign bills bought	4,204,347	6.03	0.86	4,447,651	5.33	0.95	5,333,246	2.58	1.16
	Bad debt expense in local currency	3,053,126	—	(0.63)	2,609,403	—	(0.55)	2,128,867	—	(0.46)
	Others	45,265,214	—	9.29	47,063,423	—	9.99	49,540,485	—	10.79

	Total Assets	487,473,978	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)

Type	2024 1Q	2023	2022
Equity capital (A)	35,571	34,756	31,404
Risk weighted assets (B)	225,028	219,792	205,307
BIS(Capital adequacy) ratio (A/B)	15.81	15.81	15.30

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards
Note 3)	2024 1Q figures are preliminary and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: millions of Won, %)

Name of Company	Type		2024 1Q	2023	2022
Woori Bank Note2)	BIS ratio Note1)	Equity capital (A)	28,960,609	28,237,929	26,119,135
		Risk weighted assets (B)	181,897,182	176,073,743	167,432,214
		Capital adequacy ratio (A/B)	15.92	16.04	15.60
Woori Card Note3)	Adjusted capital ratio		17.08	16.03	16.54
	Tangible common equity ratio		11.20	10.97	11.28
Woori Financial Capital Note3)	Adjusted capital ratio		13.99	14.35	13.78
	Tangible common equity ratio		11.19	11.48	10.66
Woori Investment Bank Note4)	BIS ratio Note1)	Equity capital (A)	1,140,335	1,127,425	674,082
		Risk weighted assets (B)	4,487,880	4,664,162	4,448,524
		Capital adequacy ratio (A/B)	25.41	24.17	15.15
Woori Asset Trust Note5)	Operating capital ratio		2,945.88	1,284.26	1,189.77
Woori Asset Management Note3)	Minimum operating capital ratio		709.44	650.26	681.18
Woori Venture Partners Note6)	Tangible common equity ratio		90.49	90.82	90.92
Woori Savings Bank Note7)	BIS Capital adequacy ratio Note1)		13.84	13.21	18.06
Woori Private Equity Asset Management Note3)	Minimum operating capital ratio		8,417.26	8,618.79	8,937.76

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2024 1Q figures are preliminary and are subject to change
Note 3)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and K-IFRS separate financial statements

Note 4)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and K-IFRS consolidated financial statements
Note 5)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements
Note 6)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

Type	2024 1Q			2023			2022
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	1,065,235	485,093	219.6	111,895	8,155	1,372.1	316,876	7,656	4,138.9
Woori Card Note 2)	9,300,999	2,944,094	315.92	9,119,265	2,454,480	371.54	8,282,745	1,832,484	452.0
Woori Financial Capital Note 2)	2,471,317	1,240,659	199.2	1,919,083	1,245,067	154.1	2,468,298	1,205,067	204.8
Woori Investment Bank Note 2)	4,524,482	1,683,275	268.8	4,032,290	1,926,080	209.4	3,128,499	1,802,149	173.6
Woori Asset Trust Note 2)	366,173	19,616	1,866.7	171,860	18,555	926.2	232,036	32,755	708.4
Woori Savings Bank Note 2), Note3)	517,871	341,193	151.78	434,495	231,003	188.09	534,678	384,493	139.1
Woori Venture Partners Note 2)	106,574	9,494	1,122.6	103,367	7,210	1,433.6	109,432	10,707	1,022.1
Woori Private Equity Asset Management Note 2)	35,038	2,609	1,342.9	27,506	2,396	1,147.8	23,226	1,897	1,224.4

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

Type	2024 1Q			2023			2022
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	2,465	2,303	107.03	9,450	7,362	128.36	65,102	63,365	102.74

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios (LCR)

(unit: %)

Name of Company	Type	2024 1Q	2023	2022
Woori Bank	Liquidity coverage ratio Note 1)	100.80	101.26	102.40
	Foreign currency liquidity coverage ratio Note 2)	161.90	162.75	143.11
	Ratio of business purpose premises and equipment	10.26	10.20	11.04

Note 1)

The LCR is calculated as the average of daily ratios during the applicable period (same as the calculation method used for business disclosures). The applicable LCR requirements for banks were 95%, 95%, and 92.5% as of March 31, 2024, December 31,2023, and December 31, 2022, respectively

Note 2)

The foreign currency LCR is calculated based on averages of the amount of each category (same as the calculation method used for business disclosures). The applicable foreign currency LCR requirements for banks were 80% for all applicable periods.

c.	Profitability Ratio Note1), Note2)

					(units: %)

Type	2024 1Q		2023		2022
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.67	10.50	0.54	8.65	0.70	12.21
Excluding non-controlling interests	0.66	10.32	0.52	8.25	0.66	11.54
Woori Bank	0.69	12.03	0.56	9.68	0.66	11.71
Woori Card	0.30	1.92	1.02	6.64	1.14	7.28
Woori Financial Capital	0.78	6.02	0.83	6.39	1.51	12.53
Woori Investment Bank	(0.83)	(5.64)	(0.93)	(6.95)	1.74	14.47
Woori Asset Trust	7.24	8.79	9.73	12.68	20.86	29.74
Woori Savings Bank Note3)	(2.45)	(20.34)	(2.42)	(18.47)	0.41	3.05
Woori Asset Management	1.44	1.59	4.97	5.30	0.75	0.80
Woori Venture Partners	2.07	2.28	2.63	2.90	4.06	4.51
Woori Private Equity Asset Management	1.97	2.07	2.07	2.16	2.60	2.75

Note 1)

Based on the applicable standards* for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis.

*

Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Savings Bank, Woori Venture Partners, Woori Private Equity Asset Management : net income for the past year / average balance of assets and equity capital for the past year

*	Woori Financial Group and other subsidiaries: on an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Total assets and total equity : the simple average of the balances at the start the fiscal year and at the end of each quarter
Note 3)	Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

(units: billions of Won, except percentages)

Type	2024 1Q	2023	2022
Total loans	370,976	365,780	343,821
Substandard and below loans	1,666	1,357	1,082
Substandard and below loans ratio	0.45	0.37	0.31
Non-Performing Loans (“NPL”)	1,532	1,299	997
NPL ratio	0.41	0.36	0.29
Substandard and below coverage ratio (A/B)	186.9	220.1	217.6
Loan loss reserve (A)	3,115	2,986	2,354
Substandard and below loans (B)	1,666	1,357	1,082

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies Note1)

(units: %)

Type	2024 1Q			2023			2022
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.21	0.19	279.48	0.18	0.17	320.84	0.19	0.16	263.43
Woori Card	1.15	—	104.78	0.97	—	104.92	0.8	—	104.92
Woori Financial Capital	2.57	—	107.51	2.37	—	113.21	1.22	—	198.56
Woori Investment Bank	0.98	0.87	358.87	0.55	0.55	578.29	0.63	0.58	151.81
Woori Asset Trust	64.43	—	—	32.11	—	—	32.23	—	—
Woori Savings Bank Note 2)	6.33	—	77.37	3.53	—	101.66	3.22	—	97.54

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)

Classification	2024 1Q	2023	2022
ASSETS
Cash and cash equivalents	31,934,284	30,556,618	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”)	23,192,488	21,544,756	19,860,573
Financial assets at fair value through other comprehensive income	35,987,201	37,891,495	33,085,080
Securities at amortized cost	23,129,662	23,996,172	28,268,516
Loans and other financial assets at amortized cost	379,448,788	373,148,148	355,760,729
Investments in joint ventures and associates	1,988,060	1,795,370	1,305,636
Investment properties	474,861	472,768	387,707
Premises and equipment	3,180,944	3,176,759	3,142,930
Intangible assets and goodwill	999,821	996,842	849,114
Assets held for sale	53,141	20,345	13,772
Net defined benefit asset	187,604	240,260	319,280
Current tax assets	117,553	203,542	53,274
Deferred tax assets	49,432	93,366	109,299
Derivative assets (designated for hedging)	62,837	26,708	37,786
Other assets	3,960,722	3,841,787	3,061,552

Total assets	504,767,398	498,004,936	480,474,396

LIABILITIES
Financial liabilities at FVTPL	7,448,229	6,138,313	8,952,399
Deposits due to customers	355,053,538	357,784,297	342,105,209
Borrowings	30,162,465	30,986,746	28,429,603
Debentures	41,695,718	41,239,245	44,198,486
Provisions	652,147	806,031	545,865
Net defined benefit liability	3,057	6,939	35,202
Current tax liabilities	76,780	103,655	843,555
Deferred tax liabilities	499,967	470,311	31,799
Derivative liabilities (designated for hedging)	185,554	153,007	202,911
Other financial liabilities	34,245,409	26,115,005	22,811,868
Other liabilities	820,191	803,897	690,157

Classification	2024 1Q	2023	2022
Total liabilities	470,843,055	464,607,446	448,847,054

EQUITY
Owners’ equity:	32,223,787	31,666,881	28,761,897
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	4,010,141	3,611,129	3,112,449
Capital surplus	927,660	935,563	682,385
Other equity	(1,673,963)	(1,668,957)	(2,423,392)
Retained earnings	25,157,273	24,986,470	23,750,152
Non-controlling interests	1,700,556	1,730,609	2,865,445

Total equity	33,924,343	33,397,490	31,627,342

Total liabilities and equity	504,767,398	498,004,936	480,474,396

Number of Consolidated Subsidiaries (excluding holding company)	179	179	167

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2024 1Q	2023 1Q	2023	2022
Operating income	1,150,689	1,252,000	3,499,029	4,430,524
Net interest income	2,198,203	2,218,821	8,742,540	8,696,579
Net fees and commissions income	502,931	418,094	1,720,481	1,710,170
Dividend income	66,782	49,080	240,293	159,982
Net gain or loss on financial instruments at FVTPL	515,607	238,498	488,486	238,502
Net gain or loss on financial assets at FVTOCI	20,476	331	(37,641)	(21,498)
Net gain or loss arising on financial assets at amortized cost	46,119	64,306	203,942	74,204
Impairment losses due to credit loss	(366,512)	(261,573)	(1,894,916)	(885,272)
General and administrative expenses	(1,031,667)	(1,036,980)	(4,443,433)	(4,529,890)
Other net operating expenses	(801,250)	(438,577)	(1,520,723)	(1,012,253)
Non-operating income (expense)	(6,732)	18,321	18,424	54,850
Net income before income tax expense	1,143,957	1,270,321	3,517,453	4,485,374
Income tax expense	(305,046)	(323,699)	(890,559)	(1,161,392)
Net income	838,911	946,622	2,626,894	3,323,982
Net income attributable to owners	824,001	913,686	2,506,296	3,141,680

Classification	2024 1Q	2023 1Q	2023	2022
Net income attributable to the non-controlling interests	14,910	32,936	120,598	182,302
Other comprehensive income (loss), net of tax	(3,812)	370,711	663,537	(239,819)
Items that will not be reclassified to profit or loss	(75,240)	(9,744)	122,334	216,767
Items that may be reclassified to profit or loss	71,428	380,455	541,203	(456,586)

Total comprehensive income	835,099	1,317,333	3,290,431	3,084,163

Comprehensive income attributable to the owners	816,769	1,272,696	3,164,464	2,909,053
Comprehensive income attributable to non-controlling interests	18,330	44,637	125,967	175,110
Net income per share:
Basic and diluted loss per share (in Korean Won)	1,056	1,214	3,230	4,191

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2024 1Q	2023	2022
ASSETS
Cash and cash equivalents	684,829	289,507	313,361
Financial assets at fair value through profit or loss	—	—	689
Financial assets at fair value through other comprehensive income	539,869	539,709	312,771
Loans and other financial assets at amortized cost	1,869,156	1,104,815	2,041,877
Investments in subsidiaries	23,911,852	23,670,476	22,394,915
Premises and equipment	5,462	6,609	11,052
Intangible assets	3,983	4,052	4,859
Net defined benefit asset	106	3,941	5,947
Current tax assets	170,111	158,951	14,350
Deferred tax assets	6,640	7,478	13,433
Other assets	568	484	322

Total assets	27,192,576	25,786,022	25,113,576

LIABILITIES
Debentures	1,587,843	1,587,659	1,447,762
Provisions	1,240	1,227	487

Classification	2024 1Q	2023	2022
Current tax liabilities	35,334	32,125	721,795
Other financial liabilities	652,125	163,621	46,039
Other liabilities	1,961	392	591

Total liabilities	2,278,503	1,785,024	2,216,674

EQUITY
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	4,009,965	3,610,953	3,112,273
Capital surplus	11,120,236	11,120,236	10,909,281
Other equity	(8,438)	(7,871)	(26,186)
Retained Earnings	5,989,634	5,475,004	5,261,231

Total equity	24,914,073	24,000,998	22,896,902

Total liabilities and equity	27,192,576	25,786,022	25,113,576

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2024 1Q	2023 1Q	2023	2022
Operating income	1,168,850	1,457,173	1,424,670	1,185,627
Net interest expense	1,319	5,682	27,495	(5,030)
Interest income	12,635	13,706	64,592	25,614
Interest expense	(11,316)	(8,024)	(37,097)	(30,644)
Net fees and commissions loss	(3,845)	(3,337)	(20,097)	(15,059)
Fees and commissions income	407	399	1,625	1,596
Fees and commissions expense	(4,252)	(3,736)	(21,722)	(16,655)
Dividend income	1,189,333	1,469,291	1,482,956	1,272,393
Net gain (loss) on financial instruments at FVTPL	—	2,023	2,023	1,018
Provisions for impairment losses due to credit loss	(460)	(41)	(348)	(244)
General and administrative expenses	(17,497)	(16,445)	(67,359)	(67,451)
Non-operating income (expense)	(18)	(9)	(1,043)	(1,363)
Net income before income tax expense	1,168,832	1,457,164	1,423,627	1,184,264
Income tax income (expense)	(1,043)	(785)	881	(1,015)
Net income	1,167,789	1,456,379	1,424,508	1,183,249
Other comprehensive income (loss), net of tax	(567)	7,678	18,916	(22,312)
Items that will not be reclassified to profit or loss	(567)	7,678	18,916	(22,312)

Classification	2024 1Q	2023 1Q	2023	2022
Net gain (loss) on valuation of equity securities at FVTOCI	119	9,024	19,789	(24,676)
Remeasurement of the net defined benefit liability	(686)	(1,346)	(873)	2,364

Total comprehensive income	1,167,222	1,464,057	1,443,424	1,160,937

Net income per share:
Basic and diluted income per share (in Korean Won)	1,510	1,959	1,754	1,499

3.	Dividend Information

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2024 1Q	2023	2022
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)

In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)

In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2023, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3)

In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2024 1Q	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 210 million	1,334 hours
2023	KPMG Samjong Accounting Corp	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2024 1Q	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2024 1Q	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million
2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million

Note 1)	Fee excludes VAT

V. Corporate Governance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

VI. Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2024	(units: shares, %)

			Shares Held				Notes
Name	Relation	Type	Beginning balance Note 1)		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	43,990,091	5.85	43,786,634	5.90	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	25,040,007	3.33	22,483,857	3.03	—
Total		Common	69,030,098	9.18	66,270,491	8.92	—
		Others	—	—	—	—	—

Note 1)	Beginning balance is as of December 31, 2023

b.	Changes in the largest shareholder

As of March 31, 2024	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sales of KDIC’S 14,445,354 shares through after-hours trading Note 1)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 2)

December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	Purchased 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 3)

Note 1)	Refer to the prior disclosure on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group” for further details.
Note 2)	Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital
Note 3)	Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

2.	Stock Price and Stock Market Performance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

VII. Directors and Employee Information

1.	Directors and Executives

As of March 31, 2024

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019	Note 2)
Outside Director	Registered	Su-Young Yun	—	March 24, 2023	Note 2)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022	Note 2)
Outside Director	Registered	Sung-Bae Ji	—	March 24, 2023	Note 2)
Outside Director	Registered	Eun-Ju Lee	—	March 28, 2024	Note 1)
Outside Director	Registered	Sunyoung Park	—	March 26, 2024	Note 1)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022	February 10, 2025
Deputy President	Non-Registered	Gwang-Ik Jang	1,200	April 3, 2023	April 2 , 2025
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2024
Deputy President	Non-Registered	Jang-Keun Park	2,000	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Jeong-Soo Lee	6,890	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	7,492	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Yoon-Hong Song	—	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Jae-Hwa Jeon	7,872	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	November 30, 2025
Managing Director	Non-Registered	Hae-Kwang Lee	—	December 8, 2023	December 22, 2024

Note 1)	End of the annual general meeting of shareholders for FY2025
Note 2)	End of the annual general meeting of shareholders for FY2024
Note 3)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 4)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 14, 2024 under the title “Summary of 2023 Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 16, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President